Securities Service Network, LLC
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc.)

Consolidated Statement of Financial Condition

Year ended December 31, 2018

with Report of Independent Registered Public Accounting Firm

Securities Service Network, LLC

Consolidated Statement of Financial Condition

Year ended December 31, 2018

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville (City) Tennessee (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Patel 865-777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

130 North 18th Street, Suite 3000 (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1



OATH OR AFFIRMATION

I, Jay Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice-President/CFO

Title

Notary Public

LAURA M GREEN STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF KNOX

My Commission Expires April 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
One Logan Square
130 North 18th Street, Suite 3000
Philadelphia, PA 19103
T 215.881.8800
F 215.881.8801
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Member of
Securities Service Network, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, LLC and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
Philadelphia, Pennsylvania
February 28, 2019

Securities Service Network, LLC

Consolidated Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	13,823,258
Securities owned, at fair value		30,882
Deposits with clearing organizations		180,020
Receivable from clearing organizations and other third parties		13,268,936
Receivable from independent financial advisors		349,324
Notes receivable, net		314,346
Prepaid expenses and other assets		868,406
Contract acquisition costs, net		1,297,337
Deferred tax asset, net		8,146,292
Total assets	$	38,278,801

Liabilities and member's equity

Liabilities:		
Payable to independent financial advisors	$	11,722,913
Accrued compensation		833,264
Accounts payable and other accrued expenses		3,554,951
Income taxes payable		356,976
		16,468,104
Member's equity		21,810,697
Total liabilities and member's equity	$	38,278,801

The accompanying notes are an integral part of this Consolidated Financial Statement.

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

1. Description of Business

Securities Service Network, LLC ("SSN") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective January 1, 2018, SSN converted from a corporation to a limited liability company, both of which were organized under the laws of Tennessee. The Company has reflected this conversion to a limited liability company throughout the financial statement.

The principal business activities of Securities Service Network, LLC and its wholly-owned subsidiaries (collectively, the Company) are to provide support to its independent financial advisors through executing general securities transactions and by providing research support, risk management, and educational opportunities. In connection with its activities as a broker-dealer, the Company clears customer transactions through clearing brokers on a fully disclosed basis and holds no funds or securities for customers. The Company's success is largely dependent upon the securities market and retaining its advisors.

SSN was acquired by Ladenburg Thalmann Financial Services, Inc., ("LTS") on January 2, 2015 ("LTS Acquisition"), at which time it became a wholly-owned subsidiary of LTS.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SSN and its wholly-owned subsidiaries SSN Agency, LLC, a New York state company, SSN Agency of Texas, LLC, a Texas state company, Network Agency of Alabama, LLC, an Alabama state company, Network Agency of Ohio, LLC, an Ohio state company, Network Agency and SSN Advisory, LLC, Tennessee state companies. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have maturities of less than three months, when purchased, to be cash and cash equivalents which amount to $13,823,258 at December 31, 2018.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

2. Significant Accounting Policies (*continued*)

The Company also grants credit to its representatives, substantially all of whom are independent financial advisors that are geographically dispersed across the country.

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2018, had an allowance for doubtful accounts of $60,000 for receivables included in notes receivable, net.

Revenue from Contracts with Customers

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit and other affected accounts at January 1, 2018.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the consolidated statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors to affiliate with the Company's independent advisory and brokerage firm, and thereby bring their client's accounts to the Company, which generates ongoing advisory fee revenue, commissions revenue, and monthly service fee revenue to the Company.

An additional cost to obtain an independent financial advisory may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company's independent

2. Significant Accounting Policies (*continued*)

advisory and brokerage firm. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the independent advisory and brokerage firm. The balance of contract acquisition costs, net was $1,297,337 as of December 31, 2018, an increase of $102,277 compared to the adoption date of January 1, 2018. Amortization on the contract acquisition costs totaled $260,313 in 2018. There were no impairments or changes to underlying assumptions related to contract acquisitions costs, net, for the period.

Practical Expedients

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

1. We applied the practical expedient outlined under ASC 606-10-65-1(h) and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

2. We applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, we reflect the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.

3. We applied the practical expedient outlined under ASC 606-10-10-4 that allows for the accounting for incremental costs of obtaining contracts at a portfolio level in order to determine the amortization period.

4. We applied the practical expedient outlined under ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

Impacts on Financial Statements on January 1, 2018

The following table summarizes the impacts of ASC 606 adoption on the Company's condensed consolidated statement of financial condition as of January 1, 2018.

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

Consolidated Statement of Financial Condition

	As Reported	Adjustment	Adjusted
		Costs to obtain or	
	December 31, 2017	fulfill a contract	January 1, 2018
Assets			
Cash and cash equivalents	$ 8,885,621	$ -	$ 8,885,621
Securities owned, at fair value	30,340	-	30,340
Deposits with clearing organizations	180,020	-	180,020
Receivable from clearing organizations and other third parties	13,265,266	-	13,265,266
Receivable from independent financial advisors	231,927	-	231,927
Notes receivable, net	1,461,765	(1,101,941)	359,824
Prepaid expenses and other assets	316,226	-	316,226
Due from Parent	356,400	-	356,400
Contract acquisition costs, net	-	1,195,060	1,195,060
Deferred tax asset, net	8,834,882	(25,431)	8,809,451
Total assets	$ 33,562,447	$ 67,688	$ 33,630,135
Liabilities and member's equity			
Liabilities:			
Payable to independent financial advisors	$ 11,978,784	-	$ 11,978,784
Accrued compensation	820,689	-	820,689
Accounts payable and other accrued expenses	1,105,049	-	1,105,049
	13,904,522	-	13,904,522
Member's equity	19,657,925	67,688	19,725,613
Total liabilities and member's equity	$ 33,562,447	$ 67,688	$ 33,630,135

The Company adjusted notes receivable from financial advisors, net by reclassifying all of its forgivable loans to contract acquisition costs, net in the condensed consolidated statements of financial position. Previously, forgivable loans were amortized based on their legal terms, typically forgiven over periods ranging from 2 to 6 years as long as the associated independent financial advisor remained in compliance with the terms of the forgivable loan. Under ASC 606, the acquisition costs, net are amortized over the expected useful lives of the independent financial advisors' relationship period with the Company.

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

2. Significant Accounting Policies (*continued*)

Impacts on Financial Statements at December 31, 2018

The following table compares the reported consolidated statement of financial condition as of December 31, 2018, to the pro-forma amounts had the previous accounting standards been in effect.

Consolidated Statement of Financial Condition

	As Reported	Amounts without the adoption of ASC 606	Effects of Change Higher (Lower)
Assets			
Cash and cash equivalents	$ 13,823,258	$ 13,823,258	$ -
Securities owned, at fair value	30,882	30,882	-
Deposits with clearing organizations	180,020	180,020	-
Receivable from clearing organizations and other			-
third parties	13,268,936	13,268,936	-
Receivable from independent financial advisors	349,324	349,324	-
Notes receivable, net	314,346	1,349,244	(1,034,898)
Prepaid expenses and other assets	868,406	868,406	-
Contract acquisition costs, net	1,297,337	-	1,297,337
Deferred tax asset, net	8,146,292	8,184,913	(38,621)
Total assets	$ 38,278,801	$ 38,054,983	$ 223,818
Liabilities and member's equity			
Liabilities:			
Payable to independent financial advisors	$ 11,722,913	$ 11,722,913	$ -
Accrued compensation	833,264	833,264	-
Accounts payable and other accrued expenses	3,554,951	3,554,951	-
Income taxes payable	356,976	398,661	(41,685)
	16,468,104	16,509,789	(41,685)
Member's equity	21,810,697	21,545,194	265,503
Total liabilities and member's equity	$ 38,278,801	$ 38,054,983	$ 223,818

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

2. Significant Accounting Policies (*continued*)

Lease Accounting

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on January 1, 2019 using an optional transition method with a cumulative effect adjustment to the beginning balance of retained earnings in the period of adoption without restating the 2018 financial statements. The Company's current lease arrangements expire through 2020.

The Company will elect to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will make an accounting policy election that will keep leases with an initial term of 12 months or less off the Company's Consolidated Statements of Financial Condition.

The Company expects adoption of the new standard will result in the recording of additional net lease assets and lease liabilities of approximately $377,213 and $377,213, respectively, as of January 1, 2019.

The Company does not believe the new standard will have a material impact on our liquidity.

The Company is in the process of evaluating changes to its business processes, systems and controls needed to support recognition and disclosure under the new standard. Further, the Company is continuing to assess any incremental disclosures that will be required in the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

3. Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2018, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quotes prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no Level 3 assets or liabilities at December 31, 2018.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and cash equivalents	$13,823,258	$13,823,258	$ —	$13,823,258
Securities owned, at fair value	30,882	—	30,882	30,882
Deposits with clearing organizations	180,020	—	180,020	180,020
Receivables from clearing organizations and other third parties	13,268,936	—	13,268,936	13,268,936
Receivables from independent financial advisors	349,324	—	349,324	349,324
Notes receivable, net	314,346	—	314,346	314,346
Contract acquisitions costs, net	1,297,337	—	1,297,337	1,297,337
TOTALS	$29,264,103	$13,823,258	$15,440,845	$29,264,103
LIABILITIES				
Payable to independent financial advisors	$11,722,913	$ —	$11,722,913	$11,722,913
Accrued compensation	833,264	—	833,264	833,264
Accounts payable and other accrued expenses	3,554,951	—	3,554,951	3,554,951
Income taxes payable	356,976	—	356,976	356,976
TOTALS	$14,468,104	$ —	$14,468,104	$14,468,104

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

4. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

An Internal Revenue Code ("IRC") Section 338(h)(10) election was made in connection with the LTS Acquisition, which treated the acquisition as an asset acquisition for U.S. federal income tax purposes. The Company received a step-up in the tax basis of the identifiable intangible assets of $30,901,000 and goodwill of $9,281,000, which are not reflected in the accompanying financial statements. The difference between the bases for financial reporting and tax with respect to the identifiable intangible assets and goodwill resulted in the recognition of a deferred tax asset with a corresponding increase in member's equity. Changes to the deferred tax asset related to tax amortization is being reported as a component of deferred tax expense with an offset to the current tax benefit.

In assessing its ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that it will realize the benefit of its deferred tax asset as of December 31, 2018.

4. Income Taxes *(continued)*

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority.

For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2018, the Company has provided a liability of $106,011 for uncertain state tax provisions which includes interest and penalties of $11,160 and $15,459, respectively.

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 35% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

In response to the TCJA, the SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provided guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying ASC 740 in the reporting period in which the TCJA was enacted. In addition, SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under ASC 740. During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of TCJA with no material changes to the provisional estimate recorded in prior periods.

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

4. Income Taxes *(continued)*

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 are as follows:

Deferred tax assets:	
Identifiable intangible assets and goodwill	$ 8,049,146
Federal benefit of uncertain tax positions	19,016
Restricted stock expense	12,804
Accruals	90,570
Allowance for doubtful accounts	16,389
	8,187,925
Deferred tax liability:	
Contract acquisition costs	(38,621)
Securities owned	(3,012)
Net deferred tax asset	$ 8,146,292

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2018, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2015 through 2018.

5. Related Party Transactions

The Company has an operating lease for office facilities with an entity in which the Company's Chief Executive Officer and Chief Financial Officer are members, which expires on March 31, 2020. As of December 31, 2018, future minimum rental payments under the operating lease amount to the following in the years ending December 31,

2019	$ 302,094
2020	76,077
	$ 378,171

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

6. Contingencies

In February 2018, the SEC announced a Share Class Selection initiative ("Initiative") to encourage registered investment advisory firms to self-report failures to disclose conflicts of interest to clients concerning the selection of mutual fund share classes that paid fees pursuant to Rule 12b-1 of the Investment Company Act of 1940 for the period 2014-2016. Under the Initiative, the SEC will require self-reporting firms, among other things, to disgorge to clients the 12b-1 fees received during the relevant period when lower cost share classes were available. The Company determined to self-report under the Initiative and has taken reserves totaling $1,660,184 at December 31, 2018.

In the ordinary course of business, in the addition to the above disclosed matter, the Company is defendant in other litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with their activities as securities broker-dealers or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings.

When the Company believes that is probable that a liability has been incurred and the amount of loss can be reasonable estimated (after giving effect to any expected insurance recovery), the Company accrues such amount. Upon final resolution, amounts payable may differ materially from amounts accrued.

The Company had accrued liabilities in the amount of approximately $299,524 at December 31, 2018 for certain pending matters which are included in the accounts payable and accrued liabilities.

7. Off Balance-Sheet Risk and Concentration in Credit Risk

The Company maintains its cash in bank deposit accounts and brokerage accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") up to certain limits. The Company has not experienced any losses in such accounts.

Two clearing houses accounted for substantially all of the Company's accounts receivable as of December 31, 2018.

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2018, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Securities Service Network, LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2018

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $8,933,970 which was $8,683,970 in excess of its required capital of $250,000. The Company's net capital ratio was 1.91 to 1.

The Company claims exemption from the provision of the SEC's Rule 15c3-3 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.